Olie, Inc.

382 NE 191st St. # 84220

Miami, FL33179-3899

Telephone: (888) 665 8884

Facsimile: (888) 665 8884

February 6, 2012

By Edgar

Mark P. Shuman

Branch Chief - Legal

Securities and Exchange Commission

Washington DC 20549

Re:	Olie, Inc.
Amendment No. 1 to Form S-1
File No. 333-178208
Filed January 9, 2012

Dear Mr. Shuman:

Olie, Inc. acknowledges receipt of the letter dated January 25, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Second Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1.     We note your responses to prior comments 1 and 12 and we reissue them in part. On pages 17 and 20, you indicate that you believe a “majority” or a “good deal” of your work will be post-production services handled by Mr. Freed in Israel. However, the description of your business on pages 21 through 25 indicates you will provide full service music production services. Please revise your business section to reconcile the seemingly inconsistent statements and more precisely discuss your prospective business as contemplated by your plan of operation and initial funding requirements. To the extent that you envision providing additional services in the future, please clearly indicate which services will be provided beyond 12 months and are subject to additional funding or speculative cash flows. Further, your summary and business sections should clearly indicate that your primary business will be to offer remote, post-production services by one of your two employees for the next twelve months.

Response: Revised. We have revised our disclosure on pages 17-26 of the registration statement to address the Staff’s comment and have included additional disclosure regarding our post production services and other services to be provided by us. We do not anticipate having any employees over the next twelve months. Please see pages 17-26 of the Second Amended Draft.

  Your response to prior comment 2 indicates that you removed the hyperlinks from your registration statement, but the hyperlinks still appear in your document. Please advise.

Response: Revised. We have revised our disclosure in the registration statement to address the Staff’s comment and the internet addresses/URLs have been made inactive in the Second Amended Draft. Please see the Second Amended Draft.

Risk Factors, page 6

3.     We note your responses to prior comments 7 and 8 and we reissue them in part. Please revise to clarify that you will be subject solely to the reporting obligations of Section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) upon effectiveness if you do not subsequently register under Section 12(g) of the Exchange Act by filing a Form 8-A or another Exchange Act registration statement. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission’s proxy, tender offer, and short swing insider trading rules for Section 12 registrants. Clarify that if you elect to file a Form 8-A, you will likely be eligible to terminate any such registration and may do so. Please revise accordingly.

Response: Revised. We have revised our disclosure on page 11 of the Second Amended Draft to address the Staff’s prior comments 7 and 8 and that if we elect to file a Form 8-A, we will likely be eligible to terminate any such registration and may do so. Please see the Second Amended Draft.

Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 17

4.     Please revise to clarify that your “quarter by quarter overview” does not include all the expenses that you intend to incur over the next four quarters. In this regard, we note from your disclosures on page 19 that your estimated expenditures for the next 12 months is approximately $100,000, however, the expenditures noted in your quarterly overview total only $42,000. Please also explain what expenses were excluded from your quarterly analysis and tell us the reason for such exclusion.

Response: Revised. We have revised our disclosure on page 19 of the Second Amended Draft to address the Staff’s comment 4 and to clarify that our “quarter by quarter overview” does not include all the expenses that we intend to incur over the next four quarters. The quarter by quarter activity overview indicates activity we will be undertaking. It does not include all expenses we expect to incur or for which have budgeted. Project Company expenditures, which include those from the quarter by quarter activity review are set forth in a separate table on page 19 of the Second Amended Draft. Please see the Second Amended Draft.

5.     We note your response to prior comment 11 and we reissue it. Your revised plan of operation disclosure still does not appear to provide for costs related to hiring “free lancers” or for Mr. Freed to perform music production services. It is unclear how you plan on compensating Mr. Freed, as you do not provide any disclosure on page 29 as to any compensation arrangements. For example, it is unclear whether Mr. Freed will be paid as an employee for the music production services or as a consultant and at what rate. Also, it is unclear whether Mr. Freed may provide music production services independent of Olie, Inc. and who pays for his travel expenses for his trips to New York every two months. Please revise your plan of operation and other appropriate areas of your registration statement, including the business, management, and executive compensation sections to address these issues.

Response:     Revised. We have made appropriate revisions to the Second Amended Draft at pages 17, 25 and 27.

We do no anticpate paying any third party - free lance providers until the fourth quarter and will be reling heavily on Mr. Freed. It is not expected that Mr. Freed will be paid during the first twelve months and there is no employment contract. Mr. Freed will not compete with us in New York or Israel except for existing clients and the company will pay all of Mr. Freed’s travel expenses to and in New York.

Liquidity and Capital Resources, page 20

6.	Notwithstanding the revisions made in response to our prior comment 14, please further revise to explicitly disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Response: Revised. We have revised our disclosure on page 20 of the Second Amended Draft to address the Staff’s prior comment 14. Please see the Second Amended Draft.

7.	With respect to prior comment 15, we are unable to locate any revision in your amendment that indicates that your cash and current assets will be located in the United States. Please revise accordingly.

Response: Revised. We have revised our disclosure on pages 20 (Results of Operations and in Liquidity and Capital Resources) of the Second Amended Draft to address the Staff’s prior comment 15. Please see the Second Amended Draft.

Business, page 21

8.	Your disclosures on pages 24 and 25 still reference existing “customers,” “why customers choose us,” “our clients,” and “our experience with working with mixers and masters.” As noted in prior comment 16, you do not appear to have customers, clients, or have experience in the business, as opposed to the experience of Mr. Freed prior to the existence of Olie. Please revise this section to indicate that your services and products are prospective in nature and do not yet reflect current or past operations.

Response: Revised. We have revised our disclosure on pages 24-26 of the Second Amended Draft to address the Staff’s comment. Please see the Second Amended Draft.

9.	We note your responses to comments 13 and 17 that we reissue them in part. On page 25, you describe that you will be able to rent and retrofit a 400 square foot commercial space for less than $10,000 and your equipment would be a “Microphone, Computer with pro-tools, speakers and an amplifier.” Please revise to clarify what steps are needed to retrofit a commercial space to become a professional recording studio. Please provide us the basis for your belief, if true, that such facilities and equipment would allow you to perform similar music production and recording services and in similar quality as your competitors described on pages 26. If there is a material disparity in quality, please revise to clarify. Also, please clarify what you mean by “use the equipment in the studio we will be sharing” or that you may “share space.” Please revise to describe what such a shared arrangement might entail and the costs associated.

Response: Revised. We have revised our disclosure on pages 25-26 of the Second Amended Draft to address the Staff’s prior comment 15. Please see the Second Amended Draft.

Description of Property, page 27

10.	Please revise to clarify whether you have an office, as referenced on page 27, and reconcile that statement with the references to your officers working at their homes. Also, please revise to clarify the nature of your 382 NE 191st St., Miami address, and tell us whether that address is a mailbox or mail forwarding service.

Response: Revised. We have revised our disclosure on page 27 of the Second Amended Draft to address the Staff’s comment. Please see the Second Amended Draft.

Management, page 27

11.	We note your response to comment 18 of our prior letter and reissue it in part. Please revise to clarify what you mean by “sound engineering studio,” as it is unclear whether you mean a computer or an actual facility that Mr. Freed owns and operates to perform music production services in Israel. Also, please revise to clarify what you mean by “fully operational” on page 28, as to when Mr. Freed will work on a full-time basis for Olie. Further, please describe the extent Mr. Freed currently provides music production services outside of clients of Olie and whether a risk factor is necessary to discuss any conflicts of interest or whether he is restricted from performing music production service independent of Olie. For example, it is unclear whether Mr. Freed may quit the Olie and offer his services independently in New York City or other markets.

Response: Revised. We have revised the Management section on page 25 to provide clarity as to Mr. Freed’s involvement and to address the points raised in this Comment 18. We refer to sound engineering in regards to Mr. Freed’s experience in working on all the types of music production – including post recording by the various artists. In our business plan this would fall under the “remote” aspect of working on the various project. Mr. Freed would both travel to New York every two months initially and would also be available full time to handle business remotely. Please see the Amended Draft.

Financial Statements, page 36

12.	In event of delay in the effective date of the registration statement, please update the financial statements pursuant to Rule 8-08 of Regulation S-X.

Response: Confirmed.

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Avraham Morgenstern

President

VIA EDGAR

cc: Edwin Kim, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar

         Barbara C. Jacobs, Assistant Director, Securities and Exchange Commission, Division of Corporation Finance – Edgar